UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2025

COMMISSION FILE NUMBER: 001-33373

CAPITAL CLEAN ENERGY CARRIERS CORP.

(Translation of registrant’s name into English)

3 Iassonos Street

Piraeus, 18537 Greece

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

On August 8, 2025, Capital Clean Energy Carriers Corp. (the “Corporation”) issued a press release announcing an annual meeting of shareholders, which is attached as Exhibit I.

Attached as Exhibit II are a cover letter to the shareholders of the Corporation, formal notice of annual meeting of shareholders and proxy statement, each dated August 8, 2025.

Attached as Exhibit III is the Proxy Card for the 2025 annual meeting of shareholders of the Corporation for holders of its common shares.

Nomination of Mr. Martin Houston to the Board of Directors

On August 8, 2025, the Corporation also announced that Mr. Abel Rasterhoff, has determined to resign from his functions effective upon the commencement of the annual meeting of shareholders of the Corporation. To fill the seat vacated by Mr. Abel Rasterhoff, Mr. Martin Houston has been nominated by the Nominating Committee of the Board of Directors and the Board of Directors for election to serve as Director from the upcoming annual meeting of shareholders until the 2026 annual meeting of shareholders or until a successor is duly elected and qualified or until his earlier death, resignation, disqualification or removal.

Mr. Houston began his career as petroleum geologist in 1979 and since then has worked worldwide for 45 years, managing all forms of enterprise in the energy industry. He is currently the Chairman of Omega Oil and Gas Ltd and a Non-Executive Director of Energean plc, BUPA Arabia SA, CC Energy and Singapore GasCo. He is also a Senior Advisor at Moelis and Company. In October 2024, he stepped down as co-founder and Executive Chairman of Tellurian Inc, following the sale of the company. He retired from BG Group in 2014 as Chief Operating Officer and Executive Director after 32 years. Mr. Houston is a Merryck mentor and a Fellow of the Geological Society of London. He’s on the Advisory Board of the Center on Global Energy Policy at Columbia University’s School of International and Public Affairs in New York and the Chairman of the Philanthropic Board of Newcastle University. He is an invited member of the National Petroleum Council of the United States. Since 2000, Mr. Martin has been a member of boards of directors in several jurisdictions, including boards of directors for companies listed on or included in the FTSE, Nasdaq, ASE, ASX and Tadāwul. Mr. Houston earned a BSc in geology from Newcastle University and an MSc in petroleum geology from Imperial College, London.

The paragraphs under the title “Nomination of Mr. Martin Houston to the Board of Directors” in this report on Form 6-K are hereby incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-282610), Registration Statement on Form F-3 (File No. 333-286825) and Registration Statement on Form F-3 (File No. 333-287895).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL CLEAN ENERGY CARRIERS CORP.

Dated: August 8, 2025	/s/ Gerasimos (Jerry) Kalogiratos
Name: Gerasimos (Jerry) Kalogiratos
Title: Chief Executive Officer